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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 51)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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



                                  SCHEDULE TO

             This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares
("Shares") of common stock, par value $0.50 per share, of Willamette
Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating
Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

             Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

Item 11.     ADDITIONAL INFORMATION.

          On July 26, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and proposed business combination. The text of the advertisement is filed as Exhibit (a)(5)(AAA) hereto.

Item 12.     EXHIBITS.

(a)(5)(AAA) Newspaper advertisement initially published on July 26, 2001 by Weyerhaeuser Company.

                                  SIGNATURES

             After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                            COMPANY HOLDINGS, INC.,

                                               by

                                                    /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President


                                            WEYERHAEUSER COMPANY,

                                               by

                                                    /s/ STEVEN R. ROGEL
                                                  ------------------------------
                                                  Name:  Steven R. Rogel
                                                  Title: President and Chief
                                                         Executive Officer


           Dated: July 26, 2001

                                 Exhibit Index


Exhibit              Description
-------              -----------

(a)(5)(AAA) Newspaper advertisement initially published on July 26, 2001 by Weyerhaeuser Company.

                                                           Exhibit (a)(5)(AAA)



                               THANK YOU OREGON



[Weyerhaeuser Company logo]                         Corporate Headquarters
                                                    P.O. Box 9777
                                                    Federal Way WA 98063-9777
                                                    Tel (253) 924-2345
July 26, 2001

To our friends in Oregon:

For nearly 100 years, Weyerhaeuser has played an important role in the growth of Oregon and the many communities in which we operate. Recently, we proposed to further strengthen our role by combining Weyerhaeuser and Willamette to create a global leader in our industry. On June 7, Willamette shareholders endorsed our proposal by electing three Weyerhaeuser-supported nominees to Willamette's board of directors.

Since we announced our proposal, Weyerhaeuser has met with many Oregonians to outline why we believe a combination of these two companies would be in the best interests of employees, communities and customers. We would like to thank you for the opportunity to meet with you and for the support you have provided throughout this process.

We also would like to thank the employees of both companies. We know these past months have been challenging. But through your dedication, hard work and focus, Weyerhaeuser and Willamette employees have continued to safely meet the needs of customers. That's why we continue to believe that Weyerhaeuser and Willamette employees truly are among the best in our industry.

Weyerhaeuser is proud of its history in Oregon and we look forward to a long future here. We believe that a combination of our two companies will ensure that Oregon retains its leadership position in our industry. At Weyerhaeuser, the future is growing and we want Oregon to play an even larger role in that growth.

Sincerely,

/s/ Steve

Steven R. Rogel
Chairman, President and Chief Executive Officer
Weyerhaeuser Company


                         [Weyerhaeuser Company logo]


IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on August 15, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.